UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MakeMyTrip Limited

(Name of issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of class of securities)

V5633W109

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. V5633W109	Page 2 of 9 Pages

(1)	Names of reporting persons SB Asia Investment Fund II L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 11,836,570*
(6) Shared voting power 0
(7) Sole dispositive power 11,836,570*
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 11,836,570*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 31.88%**
(12)	Type of reporting person (see instructions) PN

*	See Item 4 of this Schedule.

**	Based on 37,126,082 ordinary shares, par value US$0.0005 per share, reported as outstanding as of December 31, 2011 by the Issuer directly to the Reporting Persons.

SCHEDULE 13G

CUSIP No. V5633W109	Page 3 of 9 Pages

(1)	Names of reporting persons SAIF II GP L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 11,836,570*
(6) Shared voting power 0
(7) Sole dispositive power 11,836,570*
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 11,836,570*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 31.88%**
(12)	Type of reporting person (see instructions) PN

*	See Item 4 of this Schedule.

**	Based on 37,126,082 ordinary shares, par value US$0.0005 per share, reported as outstanding as of December 31, 2011 by the Issuer directly to the Reporting Persons.

SCHEDULE 13G

CUSIP No. V5633W109	Page 4 of 9 Pages

(1)	Names of reporting persons SAIF Partners II L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 11,836,570*
(6) Shared voting power 0
(7) Sole dispositive power 11,836,570*
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 11,836,570*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 31.88%**
(12)	Type of reporting person (see instructions) PN

*	See Item 4 of this Schedule.

**	Based on 37,126,082 ordinary shares, par value US$0.0005 per share, reported as outstanding as of December 31, 2011 by the Issuer directly to the Reporting Persons.

SCHEDULE 13G

CUSIP No. V5633W109	Page 5 of 9 Pages

(1)	Names of reporting persons SAIF II GP Capital Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 11,836,570*
(6) Shared voting power 0
(7) Sole dispositive power 11,836,570*
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 11,836,570*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 31.88%**
(12)	Type of reporting person (see instructions) CO

*	See Item 4 of this Schedule.

**	Based on 37,126,082 ordinary shares, par value US$0.0005 per share, reported as outstanding as of December 31, 2011 by the Issuer directly to the Reporting Persons.

Page 6 of 9 Pages

Item 1 (a).	Name of Issuer:

  MakeMyTrip Limited

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

  103 Udyog Vihar, Phase 1

  Gurgaon, Haryana 122016

  India

Item 2(a).	Name of Person Filing:

(I)	SB Asia Investment Fund II L.P. (“SAIF”)

(II)	SAIF II GP L.P.

(III)	SAIF Partners II L.P.

(IV)	SAIF II GP Capital Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(I)	c/o M&C Corporate Services Limited

   P.O. Box 309GT

   Ugland House, South Church Street

   George Town, Grand Cayman

   Cayman Islands

   c/o SAIF Advisors Limited

   Suite 2516 – 2520, Two Pacific Place,

   88 Queensway, Hong Kong

(II)	c/o M&C Corporate Services Limited

   P.O. Box 309GT

   Ugland House, South Church Street

   George Town, Grand Cayman

   Cayman Islands

   c/o SAIF Advisors Limited

   Suite 2516 – 2520, Two Pacific Place,

   88 Queensway, Hong Kong

(III)	c/o M&C Corporate Services Limited

   P.O. Box 309GT

   Ugland House, South Church Street

   George Town, Grand Cayman

   Cayman Islands

   c/o SAIF Advisors Limited

   Suite 2516 – 2520, Two Pacific Place,

   88 Queensway, Hong Kong

(IV)	c/o M&C Corporate Services Limited

   P.O. Box 309GT

   Ugland House, South Church Street

   George Town, Grand Cayman

   Cayman Islands

   c/o SAIF Advisors Limited

   Suite 2516 – 2520, Two Pacific Place,

   88 Queensway, Hong Kong

Page 7 of 9 Pages

Item 2(c).	Citizenship:

(I)	Cayman Islands

(II)	Cayman Islands

(III)	Cayman Islands

(IV)	Cayman Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value US$0.0005 per share, of MakeMyTrip Limited (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

V5633W109

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is the sole general partner of SAIF. Mr. Andrew Y. Yan is the sole director and shareholder of SAIF II GP Capital Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Mr. Yan may be deemed to beneficially own all of the Ordinary Shares held by SAIF in the Issuer. Mr. Yan disclaims such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 6, 2012	SB ASIA INVESTMENT FUND II L.P.

	By:	/s/ Andrew Y. Yan
		Name:	Andrew Y. Yan
		Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P., which is the General Partner of SB Asia Investment Fund II L.P.

Dated: February 6, 2012	SAIF II GP L.P.

	By:	/s/ Andrew Y. Yan
		Name:	Andrew Y. Yan
		Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P.

Dated: February 6, 2012	SAIF PARTNERS II L.P.

	By:	/s/ Andrew Y. Yan
		Name:	Andrew Y. Yan
		Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P.

Dated: February 6, 2012	SAIF II GP CAPITAL LTD.

	By:	/s/ Andrew Y. Yan
		Name:	Andrew Y. Yan
		Title:	Director of SAIF II GP Capital Ltd.

Page 9 of 9 Pages

Exhibit Index

Exhibit A	Joint Filing Agreement.